UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of April, 2020

Copa Holdings, S.A.

(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

Parque Lefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ☒             Form 40-F     ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     ☐             No     ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-                 )

Enclosure: Press Release – Copa Holdings, S.A. Prices $350,000,000 Convertible Senior Notes Offering

Copa Holdings, S.A. Prices $350,000,000 Convertible Senior Notes Offering

PANAMA CITY—(PRNewswire)—April 27, 2020—Copa Holdings, S.A. (NYSE: CPA) today announced the pricing of its offering of $350,000,000 aggregate principal amount of 4.50% convertible senior notes due 2025 (the “notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The issuance and sale of the notes is scheduled to settle on April 30, 2020, subject to customary closing conditions. Copa also granted the initial purchasers of the notes an option to purchase, for settlement within a period of 13 days from, and including, the date notes are first issued, up to an additional $52,500,000 principal amount of notes.

The notes will be senior, unsecured obligations of Copa and will accrue interest at a rate of 4.50% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2020. The notes will mature on April 15, 2025, unless earlier repurchased, redeemed or converted. Before October 15, 2024, noteholders will have the right to convert their notes only upon the occurrence of certain events. From and after October 15, 2024, noteholders may convert their notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. Copa will settle conversions by paying or delivering, as applicable, cash, shares of its Class A common stock or a combination of cash and shares of its Class A common stock, at Copa’s election. The initial conversion rate is 19.3564 shares of Class A common stock per $1,000 principal amount of notes, which represents an initial conversion price of approximately $51.66 per share of Class A common stock. The initial conversion price represents a premium of approximately 25% over the last reported sale of $41.33 per share of Copa’s Class A common stock on April 27, 2020. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

The notes will be redeemable, in whole or in part, for cash at Copa’s option at any time, and from time to time, on or after April 17, 2023 and on or before the 40th scheduled trading day immediately before the maturity date, but only if the last reported sale price per share of Copa’s Class A common stock exceeds 130% of the conversion price for a specified period of time. In addition, the notes will be redeemable, in whole and not in part, at Copa’s option in connection with certain changes in tax law at any time. The redemption price will be equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, plus a make-whole premium.

If a “fundamental change” (as defined in the indenture for the notes) occurs, then noteholders may require Copa to repurchase their notes for cash. The repurchase price will be equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

Copa estimates that the net proceeds from the offering will be approximately $342.9 million (or approximately $394.4 million if the initial purchasers fully exercise their option to purchase additional notes), after deducting the initial purchasers’ discounts and commissions and estimated offering expenses. Copa intends to use the net proceeds from the offering for general corporate purposes.

The offer and sale of the notes and any shares of Class A common stock issuable upon conversion of the notes have not been, and will not be, registered under the Securities Act or any other securities laws, and the notes and any such shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the notes or any shares of Class A common stock issuable upon conversion of the notes, nor will there be any sale of the notes or any such shares, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

About Copa

Copa Holdings is a leading Latin American provider of passenger and cargo services. In 2019, the Company, through its operating subsidiaries, provided service to 80 destinations in 33 countries in North, Central and South America and the Caribbean with a modern fleet of 102 aircraft: 6 Boeing 737 MAX9s, 82 Boeing 737NGs aircraft and 14 Embraer-190s.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the completion of the offering and the expected amount and intended use of the net proceeds. Forward-looking statements represent Copa’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, the satisfaction of the closing conditions related to the offering and risks relating to Copa’s business, including those described in periodic reports that Copa files from time to time with the SEC. Copa may not consummate the offering described in this press release and, if the offering is consummated, cannot provide any assurances regarding its ability to effectively apply the net proceeds as described above. The forward-looking statements included in this press release speak only as of the date of this press release, and Copa does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Contact Information

Raúl Pascual – Panamá

Director – Investor Relations

011 (507) 304-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 4/27/2020
	By:	/s/ José Montero

Name: José Montero Title: CFO